UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on extinction of Previ's lawsuit

—

Rio de Janeiro, August 4, 2020 – Petróleo Brasileiro S.A. – Petrobras, further to the notices to the market dated June 22, 2020 and July 21, 2020, hereby announces that the 1st Business Court, which deals with Conflicts related to Arbitration of São Paulo has extinguished the action for specification of judicial mortgage filed by Caixa de Previdência dos Funcionários do Banco do Brasil (Previ).

In the lawsuit, Previ requested the execution of a judicial mortgage in two Petrobras real estate properties located in Santos, São Paulo, to guarantee compliance with a partial arbitration award rendered in arbitration ongoing before the Market Arbitration Chamber.

Given the impropriety of the action, the 1st Business Court issued a decision rejecting Previ's request and dismissing the action, even before any statements by Petrobras.

In the judicial proceeding, Previ alleged that it believes that it is entitled to receive R$2,993,921,914.75 and that Petros (which is a party to the arbitration proceeding, but not to the lawsuit) is entitled to receive R$560,410,813.83.

These alleged amounts were not recognized by Petrobras or endorsed by arbitration. In addition to ignoring numerous unresolved issues, the calculations brought by Previ contradict its own requests and documents submitted in the arbitration, covering an enormous number of transactions that occurred outside the period covered by the arbitration proceeding, which runs from 2010 to 2015. Petrobras reiterates that the claims formulated in this and other arbitrations are subject to numerous uncertainties, so that the Company is not able to produce a reliable estimate of eventual losses in these cases.

Finally, as announced to the market on June 22, 2020, the partial arbitration award rendered in an arbitration proceeding initiated by Petros and Previ did not put an end to the arbitration proceeding, nor did it order the payment of amounts by Petrobras, or even set quantification parameters. This arbitration award, as also announced to the market on July 21, 2020, is being challenged by Petrobras in a lawsuit seeking its annulment due to its serious flaws and improprieties.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer